Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2006 Stock Acquisition and Option Plan for Key Employees of Nielsen Holdings and its Subsidiaries and the Nielsen Holdings 2010 Stock Incentive Plan of our report dated June 2, 2010, except for Note 19, as to which the date is August 30, 2010, with respect to the consolidated financial statements and schedules of Nielsen Holdings B.V. included in the Nielsen Holdings N.V. Prospectus relating to the offering of its common stock filed with the Securities and Exchange Commission on January 27, 2011.

/s/ Ernst & Young LLP

New York, NY

February 11, 2011